Exhibit 99.1

Mark Mullin to succeed Pat Baird as CEO of AEGON Americas

THE HAGUE – AEGON announces the appointment of Mark Mullin as CEO of AEGON Americas and member of the AEGON Management Board to succeed Pat Baird, who retires January 1, 2010.

Mr. Mullin began his career with AEGON in 1987. Since then, he has held various positions within the AEGON organization both in the United States and in Europe. In 2002, he was appointed President and CEO of Diversified Investment Advisors, AEGON’s US provider of pensions and retirement services and in 2006 became head of AEGON’s annuity and mutual fund businesses. In January this year, Mr. Mullin was named President of AEGON Americas, working closely with CEO Pat Baird.

“Mark is ideally qualified to lead AEGON Americas in what continues to be a challenging but exciting time in the world’s largest market for life insurance and pensions,” said AEGON CEO Alex Wynaendts. “We are grateful to Pat for his leadership and many contributions to the growth of our business in the Americas. Mark inherits a dedicated, customer-focused organization, with leading market positions, a diverse business mix and a broad distribution network. Mark’s extensive knowledge of AEGON and its businesses will serve him well as he and his team work to further strengthen our position in the United States and elsewhere in the Americas.”

As President and CEO of AEGON Americas, Mr. Mullin will have responsibility for AEGON’s operations in the United States, Canada, Mexico and Brazil. Mr. Mullin will also serve on AEGON’s Management Board. In this capacity, Mr. Mullin will assume the added responsibility for AEGON’s global life reinsurance activities. Mr. Baird’s Management Board responsibility for the Asia-Pacific region will be taken over by Mr. Wynaendts. Mr. Mullin’s appointment to the Management Board is subject to approval of the Dutch Central Bank.

Mark Mullin stated: “I am extremely honored by this opportunity to build on the solid progress achieved in recent years within AEGON Americas. Now more than ever, our customers require high quality products and services that will give them greater control over their financial futures and ultimately peace of mind regardless of market swings and inevitable economic volatility. I look forward to working closely with the talented and dedicated people who lead and support our businesses as we build upon AEGON’s leadership position in serving this developing need.”

In total, AEGON employs approximately 14,500 people in the Americas and serves over 30 million individual policy and certificate holders. AEGON Americas also includes the Transamerica companies, AEGON’s leading retail brand in the United States.

Pat Baird began his career at AEGON USA in 1976. Since then, he has served as Executive Vice President and Chief Operating Officer, Chief Financial Officer and Director of Tax before being appointed to CEO and President of AEGON USA in March 2002. Since the beginning of 2007, Mr. Baird has served as a member of AEGON’s Management Board. Mr. Baird also led AEGON’s efforts to expand its businesses in Canada and Mexico. He recently concluded a one-year term as Chairman of the American Council of Life Insurers (ACLI), the leading industry organization in the United States, and will continue to serve next year as a member of its Executive Committee.

Biography: Mark Mullin

President & CEO, AEGON Americas, member AEGON Management Board

Age: 46; Nationality: American

Mark Mullin worked initially for Penn Mutual Life Insurance Company as an investment analyst before joining AEGON in 1987. He held various positions within the organization both in the United States and at corporate headquarters in The Hague, the Netherlands. In 1995, he joined Diversified Investment Advisors in Purchase, New York State. From 2002, he served as President & CEO of Diversified Investment Advisors as well as Group Head for AEGON’s pension business in the United States. In January 2009, he was appointed President of AEGON Americas. Mr. Mullin holds a BA in English and International Studies from LaSalle University in Philadelphia and the University of Fribourg in Switzerland. He also has an MS in Finance from Loyola University in Baltimore. As President of AEGON USA, Mr. Mullin has been a member of both AEGON USA’s Risk and Capital Committees and currently chairs the Americas Management Board. He also served as group head for several business units, including Diversified Investment Advisors, Transamerica Retirement Services, Transamerica Retirement Management, Transamerica Investment Management, Transamerica Fund Advisors, Transamerica Capital Management and Extraordinary Markets.

Mr. Mullin’s career at AEGON: key dates

1987: Joins AEGON as Senior Securities Analyst (Baltimore, United States).

1989 – 1993: Portfolio Manager and Team Leader, Private Placements (Baltimore, United States).

1993 – 1995: Senior International Portfolio Manager (The Hague, the Netherlands).

1995 – 2001: Chief Investment Officer & Head of Strategic Alliances, Diversified Investment Advisors (Purchase, United States).

2002 – 2006: President & CEO, Diversified Investment Advisors / Group Pension Head, AEGON USA (Purchase, United States).

2006 – 2009: Executive Vice President, AEGON USA / Head of AEGON’s pension, annuity and mutual fund businesses in the United States.

January 2009: Appointed President of AEGON Americas.

January 2010: Appointed CEO of AEGON Americas and member of AEGON’s Management Board.

About AEGON			Contact information Media relations: Greg Tucker +31 (0)70 344 8956 gcc-ir@aegon.com Investor relations: Gerbrand Nijman +31 (0)70 344 8305 877 548 9668 – toll free USA only ir@aegon.com www.aegon.com
As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 29,000 people and have over 40 million customers across the globe.
Key figures - EUR	Q3 2009	Full year 2008
Underlying earnings before tax	351 million	1.6 billion
New life sales	484 million	2.6 billion
Gross deposits	6.8 billion	40.8 billion
Revenue generating investments (end of period)	354 billion	332 billion

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Effects of deliberations of the European Commission regarding the aid we received from the Dutch State in December 2008;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 3 of 3